[S&C letterhead]

May 29, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4 Filed on May 14, 2013 CIK No. 0001567094 CNH Global N.V. Schedule 13E-3 Filed May 14, 2013 File No. 005-53289

Dear Ms. Ravitz:

On behalf of FI CBM Holdings N.V. (“DutchCo”), we are writing to respond to the letter, dated May 24, 2013, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-4 (the “Registration Statement”) and the transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) that were each filed on May 14, 2013. Concurrently with the submission of this letter, DutchCo is filing an amendment to the Registration Statement (the “Amended Registration Statement”) and CNH Global N.V. (“CNH”), DutchCo, Fiat Industrial S.p.A. (“Fiat Industrial”) and Exor S.p.A., are filing an amendment to the Schedule 13E-3 (“Amended Schedule 13E-3”) reflecting changes being made in response to the Staff’s comments and other updates made to the information for the intervening period.

Securities and Exchange Commission

May 29, 2013

DutchCo appreciates the Staff’s review of the Draft Registration Statement and Schedule 13E-3 and looks forward to working with the Staff to resolve the Staff’s comments. As a result of changes to the Draft Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally filed. The page references in the Staff’s comments refer to page numbers in the Registration Statement filed on May 14, 2013, while the page numbers in DutchCo’s responses refer to page numbers in the Amended Registration Statement. For your convenience, DutchCo has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in DutchCo’s responses that are defined in the Amended Registration Statement or Schedule 13E-3 have the meanings assigned to such terms in the Amended Registration Statement and the Schedule 13E-3.

As discussed with the Staff, in order to meet the timetable for the Merger as contemplated in the merger agreement, Fiat Industrial and CNH are planning to call their respective extraordinary shareholders meetings to approve the Merger in the next several days and to disseminate the prospectus included in the Amended Registration Statement completed with the details of the shareholders meetings and information deriving therefrom. DutchCo will work earnestly with the Staff to resolve any remaining comments of the Staff to enable the Amended Registration Statement to be declared effective as soon as possible. The timing of the EU merger process and Italian law will begin to put the transaction at some risk of merger past the outside date under the merger agreement if the shareholders meetings are not scheduled soon.

Schedule 13E-3

1.	Please revise to provide the information required by Instruction C to Schedule 13E-3 with respect to each person controlling Exor and/or each executive officer and director of any corporation or other person ultimately in control of Exor.

Response:

In response to the Staff’s comment, DutchCo has revised the disclosure on pages 235 and 257-261 of the Amended Registration Statement to include information required by Instruction C to Schedule 13E-3 with respect to Giovanni Agnelli e C. S.a.p.az., the person ultimately in control of Exor, and its directors and officers. Such information will be further completed in a future filing before the registration statement is declared effective.

2.	We note your supplemental letter dated May 20, 2013 regarding the consideration given to whether Fiat S.p.A. should be a “filing person” on the Schedule 13E-3 and your statement that Fiat S.p.A. “may be deemed to be an affiliate” of CNH given the common control by Exor. Please provide an expanded analysis as to why Fiat S.p.A. is not “engaged in” the transaction in light of the positions held by Mr. Marchionne as Chairman of Fiat Industrial and Chief Executive Officer of Fiat S.p.A., the agreements noted in your letter and described on pages 240 – 241, and the greater than 2.7% stock ownership that Fiat S.p.A. holds in CNH Global.

Securities and Exchange Commission

May 29, 2013

Response:

DutchCo firmly believes that Fiat S.p.A. (“Fiat”) is not “engaged” in the transaction and therefore should not be a “filing person” on Schedule 13E-3. Fiat has no interest in the transaction different from that of the other shareholders of Fiat Industrial and has played no role in the discussions that have led to the Merger. Following the demerger that created Fiat Industrial, Fiat and Fiat Industrial have engaged in entirely separate businesses and operated in different product markets. DutchCo respectfully submits that the factors referred to in the Staff’s comment do not create or imply any involvement of Fiat in the Merger.

Firstly, the discussions held and other actions taken by Mr. Marchionne as Chairman of Fiat Industrial in the context of the Merger cannot be imputed to Fiat. Imputing actions taken by Mr. Marchionne as chairman of Fiat Industrial to Fiat merely because he is also chief executive officer of Fiat would result in a number of unintended and unforeseeable complications for any individual who serves as an officer or director of more than one company.

Secondly, the existence of commercial agreements between Fiat and Fiat Industrial relating to certain services referred to in the prospectus and in our letter of May 20, 2013 does not affect this analysis. The commercial matters underlying these agreements are not affected by the Merger and do not give rise to any interest in the transaction on the part of Fiat. The agreements will continue in force and the type and level of services provided and the applicable consideration paid or received under these agreements are not expected change as a result of the Merger.

Thirdly, as described in our letter of May 20, 2013, Fiat’s 2.7% legacy interest in Fiat Industrial resulted from the treatment of treasury shares in the demerger transaction that created Fiat Industrial. Treasury shares were held by Fiat principally for the purpose of servicing certain stock based incentive plans. Fiat Industrial shares were issued in the demerger in respect of these treasury shares and continue to be held by Fiat principally for the purpose of servicing those legacy incentive plans, which as a result of the demerger became exercisable for shares in both Fiat and Fiat Industrial consistent with the ratio under the demerger. After giving effect to the exercise of the rights under these incentive plans, Fiat’s ownership of Fiat Industrial would be significantly less than 1% (which, in light of the remaining term of the existing stock incentive plans, is expected to occur within the next few years). Fiat has not participated in the negotiations related to the Merger, its Board of Directors has not taken or authorized any action with respect to the Merger and it was neither requested nor did it offer to commit to vote its Fiat Industrial shares in favor of the Merger. DutchCo expects Fiat’s involvement in the Merger will be limited to its participation in the Fiat Industrial extraordinary shareholders meeting and, if the Merger is completed, its receipt of DutchCo shares upon closing of the Merger.

Securities and Exchange Commission

May 29, 2013

In addition to the considerations above, DutchCo respectfully submits that several of the obligations of Schedule 13E-3 filing persons are predicated upon the special position of affiliates engaged in a going-private transaction that give such affiliates access to the information necessary to comply with the disclosure requirements of Schedule 13E-3. For example, in the release adopting Rule 13e-3, the Commission noted: “The special position occupied by the persons subject to Rule 13e-3 should enable them to make the necessary determination before the transaction without substantial difficulty. Thus, the issuer and affiliates, through their control of the issuer, have access to all of the information which is necessary to determine whether the reasonable likelihood test, which focuses on the circumstances of the issuer, is met.” Fiat is in no such “special position” with respect to Fiat Industrial, has no ability to control or influence Fiat Industrial and has no particular access to information regarding the transaction.

Registration Statement on Form F-4

Will I have the right, page v

3.	We note your response to prior comment 4 regarding the advice of your Dutch counsel with respect to the inter-relation of Article 12 and Section 8. Please provide us with your analysis as to how you determined that you are not required to attribute this statement to your counsel in your registration statement, filing the necessary consent, or revise. For guidance, please refer to the last paragraph of CD&I 233.02 of Securities Act Rules. Also, please expand your response to clarify whether the provision for amending the terms and conditions of the special voting shares requires shareholder approval before any amendment, or whether it requires shareholder ratification of such amendment after the terms have been amended.

Response:

Fiat Industrial and DutchCo have consulted extensively with Dutch counsel with respect to the transaction and all related Dutch law matters, including the loyalty voting structure and, more broadly, the articles of association of DutchCo and the terms and conditions of the special voting shares. In the course of those discussions, the validity of the loyalty voting share transfer restrictions including Section 8 of the terms and conditions was not singled out as an area of particular focus partly because, as stated in our response letter of May 14, 2013, Dutch counsel, also taking into account Clause 4.5 of the Articles of Association, does not believe there to be any meaningful uncertainty regarding the operation of those provisions. Accordingly, no specific opinion or report was requested from or delivered by Dutch counsel in respect of those provisions. The reference to Dutch advice relating to those provisions in our letter of May 14, 2013 was made in response to the Staff’s comment. DutchCo continues to believe that the legal analysis relating to those provision merit no special reference in the Registration Statement and that the advice it received in respect thereto has the same character of the legal advice it has received with respect to the remainder of the corporate organizational documents of DutchCo.

Securities and Exchange Commission

May 29, 2013

Therefore it does not believe that a specific statement or opinion of Dutch counsel with respect to the validity of the transfer restriction provisions applicable to the special voting shares needs to be included in the Registration Statement.

In response to the Staff’s question, DutchCo confirms that any amendment of the terms and conditions of the special voting shares requires prior shareholder approval (i.e., before any amendment is effective, and not simply shareholder ratification of such amendment after the terms have been amended).

Recommendation of the CNH Special Committee, page 39

4.	We note your revised disclosure on page 40 in response to prior comment 16 indicating that the Special Committee and the Board of Directors considered the current and historical market prices as factors in determining the fairness of the transaction. Please expand to quantify the specific prices used and discuss how they related to the consideration being offered.

Response:

DutchCo has amended the disclosure on page 40 of the Amended Registration Statement in response to the Staff’s comment.

Preliminary Financial Analyses, page 58

5.	We note your revisions in response to prior comment 7 with respect to the October 9, 2012 presentation discussed on pages 59 – 60. In particular, we note that the low end of the per share range for most of the analyses presented on that date is significantly higher than the implied per share value of the consideration to be received in the merger, and the low end of the exchange ratios similarly exceeds the exchange ratio provided in the merger agreement. Please expand your discussion to disclose the reason for the difference between the results of the analyses and the consideration to be received in the merger. Please also advise, with a view towards revised disclosure, whether the Special Committee and the Board of Directors gave these figures any consideration.

Response:

DutchCo has amended the disclosure on page 60 of the Amended Registration Statement in response to the Staff’s comment. The Special Committee considered the figures contained in the financial advisors’ October 9, 2012 presentation for purposes of responding to Fiat Industrial’s initial proposal, as described on page 26 of the Amended Registration Statement, and together with other factors it deemed relevant as part of its overall consideration of the proposed transaction.

Securities and Exchange Commission

May 29, 2013

6.

The November 20, 2012 presentation of J.P. Morgan and Lazard indicates on slide 3 that several matters of substance were discussed between October 25th through November 19th, but these matters do not appear to be reflected in the background section. Please revise or advise.

Response:

DutchCo respectfully submits that the substance of the discussions referred to in such presentation slide were summarized on pages 28 and 29 of the Registration Statement. In response to the Staff’s comment, DutchCo has included further details of those discussions.

The CNH Exchange Ratio Report, page 143

7.	Please explain why Mazars Paardekooper Hoffman N.V. is not identified in exhibit 99.3 given the discussion here and the information in the exhibit index on page II-2.

Response:

DutchCo has amended exhibit 99.3 to include the correct report by Mazars Paardekooper Hoffman N.V., which identifies the author of the report.

Information relating to directors and executive officers of CNH, page 237

8.	You are providing the information required by Item 1003(c) of Regulation M-A with respect to the executive officers and directors of CNH by incorporating by reference to your Form 20-F. Please cite the authority for providing this information in your going-private disclosure document in this manner, or revise your disclosure document to include the information.

Response:

DutchCo has amended the disclosure on pages 237-241 of the Amended Registration Statement to include the information previously incorporated by reference to CNH’s Form 20-F.

9.	Please disclose in your proxy statement the information regarding Exor specified in Item 1003(b) of Regulation M-A, or direct us to where this information appears.

Response:

The information required by item 1003(b) of Regulation M-A is included in Item 3 of the Schedule 13E-3 filed on May 14, 2013 and in the sections of the prospectus referenced therein. All such information now also appears on pages 246-253 of the Amended Registration Statement.

Securities and Exchange Commission

May 29, 2013

Exhibits, page II-2

10.	We note the reference in your legal opinion to a deed of incorporation. Please file the deed as an exhibit or tell us why it is not required to be filed.

Response:

The deed of incorporation of DutchCo has been filed as exhibit 3.2 of the Amended Registration Statement.

Exhibit 5.1

11.	We note that many of the documents identified in section 2 of the opinion are dated. Please tell us how counsel determined that the documents that it reviewed were the most recent versions of the documents as of the date the opinion was filed.

Response:

Dutch counsel has advised DutchCo that drafts dated as of the most recent practicable date of documents referred to in section 2 of the opinion that have not yet been executed as of the date of the opinion will be attached to the legal opinion at the time of its issuance.

12.	Please tell us why the limitation of the opinion to the execution of the documents referenced in paragraphs 2(i) and 2(j) is necessary and appropriate, or file a revised opinion that does not contain this limitation.

Response:

Dutch counsel has advised DutchCo that the DutchCo common shares to which its legal opinion letter relates will be issued pursuant to two deeds of merger, which are referenced in paragraphs 2(i) and 2(j), which the parties thereto would enter into in accordance with the merger agreement but which, as of the date of the opinion, have not been executed. Accordingly, the opinion can only be given subject to execution of such documents.

13.	Please tell us how paragraph 3(k) and paragraph 4 of the opinion are consistent with the guidance regarding limitations on reliance in section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011), or file a revised opinion.

Response:

Dutch counsel has advised DutchCo as follows. The opinion may be relied upon by any person (no limitations or exceptions) for the purpose of the filing of the Registration Statement and the language in paragraphs 3(k) and 4 does not exclude any persons from relying on the

Securities and Exchange Commission

May 29, 2013

opinion. DutchCo is incorporated under and governed by Dutch law. The share issuance to which the opinion letter relates is also governed by Dutch law. As permitted by section II.B.1.c of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011), Dutch counsel to DutchCo opines on Dutch law only. Therefore any issues of interpretation or liability arising from the opinion will be governed by Dutch law, i.e., the law on which counsel is competent to opine. Dutch counsel believes that this approach is also in accord with previous opinions issued by Dutch counsel and filed with the Commission as exhibits to registration statements under the Securities Act of 1933 (the “Securities Act”).

14.	Given the confirmation referenced in paragraph 2(c) of the opinion, please tell us why the assumption in paragraph (e) of Schedule 1 is necessary and appropriate, or file a revised opinion that omits the assumption in paragraph (e) of Schedule 1.

Response:

Dutch counsel has advised DutchCo that, as matter of Dutch law, an extract (or oral confirmation by telephone) from the Commercial Register does not provide conclusive evidence that the facts set out in it are correct and that the assumption in paragraph (e) of Schedule 1 is therefore necessary and appropriate. In response to the Staff’s comment, Dutch counsel to DutchCo has added language to explain this Dutch law principle to Schedule 2 of the opinion letter, under the heading “Commercial Register”. Dutch counsel believes that this approach is in accord with previous opinions issued by Dutch counsel and filed with the Commission as exhibits to registration statements under the Securities Act.

15.	Please tell us why the assumptions in paragraphs (d) and (f) of Schedule 1 are appropriate, given that they appear to reflect necessary requirements of the conclusions in paragraph 4 of the opinion. Alternatively, file a revised opinion without these assumptions.

Response:

Dutch counsel has advised DutchCo that several months will elapse between the date on which the opinion letter will be delivered and the date on which the shares will be issued and that certain statements and confirmations which are true and correct at the date of issuance of the opinion letter will also need to be true and correct at the time of execution of the deeds of merger. In addition, during that interim period, certain conditions essential to effect the share issue will need to be fulfilled (or waived) by the parties to the Transaction, all of which are outside of the control of Dutch counsel.

Securities and Exchange Commission

May 29, 2013

16.	Please tell us how the qualification relating to insolvency proceedings in paragraph (a) of Schedule 2 is consistent with section II.B.3.a of Staff Legal Bulletin No. 19, or file a revised opinion.

Response:

In response to the Staff’s comment, Dutch counsel to DutchCo has revised paragraph 2(d) and paragraph (a) of Schedule 2 of the opinion letter. Dutch counsel has advised DutchCo that it has performed all checks and verifications available to counsel from which it appears that DutchCo has not been declared bankrupt (failliet verklaard) nor has been granted a suspension of payments (surseance van betaling). The same checks and verifications will be repeated at the date of issuance of the opinion letter. However, as a matter of Dutch law, a confirmation obtained from an insolvency register does not provide conclusive evidence that an entity is not subject to any insolvency proceedings as defined by the Insolvency Regulation. This qualification is set out in the revised paragraph (a) of Schedule 2 of the opinion letter.

17.	Please explain how the provisions of Section 2:81 of the Dutch Civil Code address whether shareholders can be required to pay an amount in addition to the amount required for such share to be fully paid. Please also confirm whether Section 2:81 addresses whether shareholders may become liable for assessments or calls on the security by persons other than the issuer. If not, please file a revised opinion that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant or its creditors.

Response:

In response to the Staff’s comment, Dutch counsel to DutchCo has revised paragraph (g) of Schedule 2 of the opinion letter. Dutch counsel to DutchCo respectfully submits that Section 2:81 of the DCC reads as follows: “No obligation other than to pay up the nominal amount of a share may be imposed upon a shareholder against his will, not even by an amendment of the articles of association.” Dutch counsel has advised DutchCo that pursuant to Section 2:65 of the DCC, shareholders cannot be held personally liable for acts performed in the name of DutchCo and cannot be held liable to contribute to losses of DutchCo in excess of the amount which must be paid up on their shares.

Exhibit 8.1

18.	Please file an opinion that states clearly that the disclosure in the applicable section of the prospectus constitutes the opinion of counsel, rather than simply stating that the statements contained in the disclosure are “true and accurate and provide a fair and complete summary” of the tax consequences. Please also apply this comment to Exhibits 8.2 and 8.3.

Response:

The exhibits to the Amended Registration Statement include tax opinions amended in response to the Staff’s comment.

Securities and Exchange Commission

May 29, 2013

*        *        *

Five (5) hard copies of the Amended Registration Statement are being delivered to you by hand to facilitate the Staff’s review of the Amended Registration Statement.

Any questions or comments with respect to the Draft Registration Statement and the Amended Draft Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott Miller

cc:	Julie Sherman

Gary Todd

Louis Rambo

Mary Beth Breslin

David Orlic

(Securities and Exchange Commission)

Pablo Di Si

(FI CBM Holdings N.V.)

Roberto Russo

(Fiat Industrial S.p.A.)

Michael Going

(CNH Global N.V.)